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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING          SEC FILE NUMBER
                                                                   333-11130


(Check One): [ ] Form 10-K [X] Form 20-F [ ] Form 11-K [ ] Form 10-Q
[ ] Form N-SAR

             For Period Ended: December 31, 2003
             [  ] Transition Report on Form 10-K
             [  ] Transition Report on Form 20-F
             [  ] Transition Report on Form 11-K
             [  ] Transition Report on Form 10-Q
             [  ] Transition Report on Form N-SAR
             For the Transition Period Ended
                                             --------------------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
      NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION
                 HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.


If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Item 18


PART I -- REGISTRANT INFORMATION

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Full Name of Registrant:
                     PETROBRAS ENERGIA PARTICIPACIONES S.A.
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Former Name if Applicable:
                               PEREZ COMPANC S.A.
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Address of Principal Executive Office (Street and Number)
                               MAIPU 1, 22ND FLOOR
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City, State and Zip Code
                       (C1084ABA) BUENOS AIRES, ARGENTINA
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PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

    | (a) The reasons described in reasonable detail in Part III of this form
    |     could not be eliminated without unreasonable effort or expense;
    |
    | (b) The subject annual report, semi-annual report, transition report on
    |     Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be
    |     filed on or before the fifteenth calendar day following the prescribed
[X] |     due date; or the subject quarterly report or transition report on Form
    |     10-Q, or portion thereof will be filed on or before the fifth calendar
    |     day following the prescribed due date; and
    |
    | (c) The accountant's statement or other exhibit required by Rule 12b-25(c)
    |     has been attached if applicable.



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PART III -- NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q and Form 10-QSB, -SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

      Petrobras Energia Participaciones S.A. (the "Company") did not file that portion of Item 18 of the annual report on Form 20-F for the year ended December 31, 2003 (the "20-F") containing the financial statements of Compania de Inversiones de Energia S.A. ("CIESA"), a company of which we held 50% of the share capital as of December 31, 2003 and over which we exercised joint control, for the fiscal years ended December 31, 2003, 2002 and 2001. CIESA's financial statements were not included in a timely manner with the financial statements filed as part of the Company's annual report on Form 20-F because the information necessary could not be compiled in the form and manner required within the prescribed time period without unreasonable effort and expense. Under Argentine GAAP, CIESA is reflected in the Company's consolidated financial statements for the years ended December 31, 2003 and 2001 under the proportional consolidation method. For purposes of the U.S. GAAP reconciliation in note 23 of the Company's consolidated financial statements included in the 20-F, the proportional consolidation of CIESA was reversed because under U.S. GAAP, as compared to Argentine GAAP, CIESA had a negative equity value during this period. This decision took careful and lengthy analysis. When compared to our results as reconciled to U.S. GAAP, CIESA may be deemed a significant 50 percent-or-less-owned person of the Company for the fiscal year ended December 31, 2001 pursuant to Rule 3-09 of Regulation S-X under the Exchange Act of 1934.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Marcelo Gargano          011-5411              4344-6071
          ---------------          --------              ---------
               (Name)             (Area Code)       (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

            [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

            [ ] Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                     PETROBRAS ENERGIA PARTICIPACIONES S.A.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: June 30, 2004                         By: /s/  Luis Miguel Sas
                                                -------------------------------
                                                Name:  Luis Miguel Sas
                                                Title: Chief Financial Officer




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